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(MA)
MAY NEWS
For Immediate Release
Contact Jim Abrams  (314) 342-6343


THE MAY DEPARTMENT STORES COMPANY ANNOUNCES PLANNED
SPIN-OFF OF PAYLESS SHOESOURCE, INC.

     St. Louis, MO, January 17, 1996 - The May Department Stores Company (NYSE: MA) announced today that it intends to spin-off Payless ShoeSource, Inc., its chain of self-service family shoe stores, as an independent, industry-leading company.
     David C. Farrell, chairman and chief executive officer of May, said, "Payless is a terrific business that we expect will perform well as an independent entity. The company, which currently sells one out of every five pairs of shoes in the United States, will be the leading competitor in its segment of the retail industry, have strong cash flow and be well-positioned for future growth with a strengthened management team and streamlined operating structure.
     The spin-off of Payless will allow May to focus totally on operating its expanding department store business. May's strong financial position will be enhanced, increasing its flexibility for future acquisitions or stock repurchases.
     "We believe that separating our two businesses into two, independent companies is in the best interest of our shareowners."
     Shares in the new company will be distributed to May shareowners in a tax-free transaction. May expects to complete the transaction in late Spring 1996.
     The current senior management of Payless will continue to guide the company moving forward. Steven J. Douglass will remain chairman and chief executive officer of Payless and Richard A. Jolosky will continue as president of the company.

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     Steven J. Douglass, chairman and chief executive officer of
Payless, said, "We are excited by the opportunity to operate as an independent company with $2.3 billion in sales and over $1 billion in assets. This is a tremendous opportunity for Payless and its 25,000 associates across the country. As a stand-alone company with our own common stock, we will be able to structure our incentive and benefits programs to reflect Payless' earnings and equity performance more directly."
     The management team at Payless announced Payless will close or relocate about 450 stores. The costs related to the store closings and certain costs of the spin-off will be taken as a charge by May in its fourth quarter. That charge is estimated to be approximately $70 million. Payless ShoeSource will be treated as discontinued operations of May for financial reporting purposes.
     May is one of the largest retailers in the United States.
It currently operates 346 department stores in 30 states and the District of Columbia. Payless, headquartered in Topeka, Kansas, will be the largest independent shoe retailer in the country; it currently operates 4,557 self-service family shoe stores in 49 states, the District of Columbia, Puerto Rico and the Virgin Islands.

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The May Department Stores Company

Department Stores

Business: The May Department Stores Company is one of the country's leading department store companies operating 346 quality department stores nationwide. Each of our department store companies holds a leading position in its region. The May Department Stores Company was founded in 1877, incorporated in New York in 1910 and listed on the New York Stock Exchange in 1911. In 1994, May achieved its 20th consecutive year of record sales and earnings per share. In December, 1995, May paid its 337th consecutive dividend, completing 84 years of consecutive dividends without interruption.

Operating
Division         1994 Sales   Stores*  Markets*

Lord & Taylor    $1.5 bil.      57     24 markets, including:
                                       New York City, Chicago,
                                       Boston, Washington, D.C.,
                                       Detroit, Dallas-Fort
                                       Worth,
                                       Atlanta and Miami
Hecht's          $1.4 bil.      62     17 markets, including:
                                       Washington, D.C.,
                                       Philadelphia, Baltimore,
                                       Richmond and Norfolk
Foley's          $1.6 bil.      51     16 markets, including:
                                       Houston, Dallas-Fort
                                       Worth, Denver, San Antonio,
                                       Oklahoma City and Tucson
Robinsons-May    $1.5 bil.      53     9 markets, including:
                                       Los Angeles, San Diego,
                                       Orange County, Phoenix and
                                       Riverside-San Bernardino
Kaufmann's       $1.3 bil.      46     20 markets, including:
                                       Pittsburgh, Cleveland,
                                       Buffalo, Rochester, Akron
                                       and Syracuse
Filene's         $1.2 bil.      39     16 markets, including:
                                       Boston, New Haven-
                                       Bridgeport-Danbury-
                                       Stamford-Waterbury,
                                       Hartford and Providence
Famous-Barr      $947 mil.      30     14 markets, including:
                                       St. Louis, Indianapolis,
                                       Fort Wayne and South Bend
Meier & Frank    $347 mil.       8     4 markets:  Portland-
                                       Vancouver, Salem, Eugene
                                       and Medford
* Number of stores and markets as of January, 1996

No. of Employees    95,000

Headquarters        St. Louis, MO


Payless ShoeSource

Business: Payless ShoeSource, Inc. is the largest chain of self-service family shoe stores in the nation, with 1994 sales of over $2.1 billion. Payless sold 185 million pairs of shoes in 1994 - one of every five pairs sold in the United States.
Payless (formerly known as Volume Shoe Corporation) was founded in 1956 and incorporated in Missouri in 1961. The May Department Stores Company acquired Payless in 1979.

Stores              More than 4,550 stores in 49 states,
                    the District of Columbia, Puerto Rico and the Virgin Islands.

Payless Kids        In 1992, Payless introduced Payless Kids
                    expansion stores, adding these units adjacent to existing Payless stores. There are now
                    773 Payless Kids stores.

No. of Employees    25,000

Headquarters        Topeka, Kansas


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
         The May Department Stores Company
         Preliminary Condensed Results of Operations
         (Unaudited)


         (Millions, except per share)             1995
                                                  1st      2nd      3rd
                                                  Qtr      Qtr      Qtr       YTD

         Net Retail Sales                        $2,128   $2,243   $2,489    $6,860

         Revenues                                $2,218   $2,325   $2,569    $7,112
         Cost of Sales                            1,543    1,625    1,798     4,966
         Selling, general and
            administrative expenses                 470      463      526     1,459
         Interest expense, net                       58       57       61       176

         Earnings before income taxes               147      180      184       511
         Provision for income taxes                  60       73       74       207
         Net Earnings from continuing operations    $87     $107     $110      $304

         Net Earnings from discontinued operation    27       34       25        86

         Net Earnings                              $114     $141     $135      $390

         Net Earnings Per Share:
            Continuing operations                 $0.32    $0.40    $0.41     $1.13
            Discontinued operation                 0.10     0.13     0.09      0.32
            Net Earnings per share                $0.42    $0.53    $0.50     $1.45

         Fully Diluted Average Shares
             and Equivalents                      264.5    265.7    265.3     264.9


                                                  1994                                                      1993
                                                  1st      2nd      3rd                 4th       Full      Full
                                                  Qtr      Qtr      Qtr       YTD       Qtr       Year      Year

         Net Retail Sales                        $2,010   $2,074   $2,324    $6,408    $3,351    $9,759    $9,020

         Revenues                                $2,105   $2,162   $2,404    $6,671    $3,436   $10,107    $9,562
         Cost of Sales                            1,463    1,510    1,679     4,652     2,227     6,879     6,537
         Selling, general and
            administrative expenses                 452      439      494     1,385       531     1,916     1,824
         Interest expense, net                       59       56       56       171        62       233       244

         Earnings before income taxes               131      157      175       463       616     1,079       957
         Provision for income taxes                  54       64       70       188       241       429       379
         Net Earnings from continuing operations    $77      $93     $105      $275      $375      $650      $578

         Net Earnings from discontinued operation    35       37       34       106        26       132       133

         Net Earnings                              $112     $130     $139      $381      $401      $782      $711

         Net Earnings Per Share:
            Continuing operations                 $0.28    $0.35    $0.38     $1.01     $1.42     $2.43     $2.15
            Discontinued operation                 0.13     0.14     0.13      0.40      0.09      0.49      0.50
            Net Earnings per share                $0.41    $0.49    $0.51     $1.41     $1.51     $2.92     $2.65

         Fully Diluted Average Shares
             and Equivalents                      265.3    265.2    264.7     265.0     264.4     264.9     265.5


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